Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

Roadway Next Day Corporation and Subsidiary

A wholly owned subsidiary of Yellow Roadway Corporation

Consolidated Balance Sheets as of June 30, 2004 and December 31, 2003;

Statements of Consolidated Operations for the three and six months ended June 30, 2004 and twelve and twenty-four weeks ended June 21, 2003;

Statements of Consolidated Cash Flows for the six months ended June 30, 2004 and twenty-four weeks ended June 21, 2003.

CONSOLIDATED BALANCE SHEETS

Roadway Next Day Corporation and Subsidiary

A wholly owned subsidiary of Yellow Roadway Corporation

(Amounts in thousands)

(Unaudited)

	June 30, 2004	December 31, 2003
Assets
Current Assets:
Cash and cash equivalents	$8,994	$25,328
Accounts receivable, net	27,774	19,877
Advances receivable from parent and affiliates	10,100	—
Prepaid expenses and other	6,834	6,830

Total current assets	53,702	52,035

Property and Equipment:
Cost	85,716	74,482
Less – accumulated depreciation	4,206	521

Net property and equipment	81,510	73,961

Goodwill	55,291	122,332
Intangibles, net	65,738	89,291
Other assets	2,711	3,094

Total assets	$258,952	$340,713

Liabilities and Parent Company Investment
Current Liabilities:
Accounts payable	$3,974	$8,905
Advances payable to parent and affiliates	—	4,568
Wages, vacations and employees’ benefits	16,355	12,102
Other current and accrued liabilities	10,552	9,550

Total current liabilities	30,881	35,125

Other Liabilities:
Note payable to affiliate	150,405	150,000
Deferred income taxes, net	32,029	38,999
Accrued pension and postretirement	1,901	1,811
Claims and other liabilities	12,868	12,057

Total other liabilities	197,203	202,867

Parent Company Investment:
Capital surplus	26,199	103,259
Retained earnings	4,669	(538)

Total parent company investment	30,868	102,721

Total liabilities and parent company investment	$258,952	$340,713

The accompanying notes are an integral part of these statements.

STATEMENTS OF CONSOLIDATED OPERATIONS

Roadway Next Day Corporation and Subsidiary

A wholly owned subsidiary of Yellow Roadway Corporation

(Amounts in thousands)

(Unaudited)

	Three Months Ended June 30, 2004	Twelve Weeks Ended June 21, 2003
Operating Revenue	$64,318	$50,372

Operating Expenses:
Salaries, wages and employees’ benefits	41,225	33,217
Operating expenses and supplies	7,913	6,298
Operating taxes and licenses	1,665	1,445
Claims and insurance	913	885
Depreciation and amortization	2,787	2,399
Purchased transportation	663	449
Losses (gains) on property disposals, net	(42)	51

Total operating expenses	55,124	44,744

Operating Income	9,194	5,628

Nonoperating (Income) Expenses:
Interest expense	3,085	4,658
Other	392	1,101

Nonoperating expenses, net	3,477	5,759

Income (Loss) From Continuing Operations Before Income Taxes	5,717	(131)
Income tax provision (benefit)	2,230	75

Net Income (Loss) from Continuing Operations	3,487	(206)
Loss from discontinued operations	—	(302)

Net Income (Loss)	$3,487	$(508)

The accompanying notes are an integral part of these statements. Refer to Note 2 for the difference in accounting policies between the periods presented.

STATEMENTS OF CONSOLIDATED OPERATIONS

Roadway Next Day Corporation and Subsidiary

A wholly owned subsidiary of Yellow Roadway Corporation

(Amounts in thousands)

(Unaudited)

	Six Months Ended June 30, 2004	Twenty-four Weeks Ended June 21, 2003
Operating Revenue	$120,422	$99,198

Operating Expenses:
Salaries, wages and employees’ benefits	78,701	67,284
Operating expenses and supplies	15,110	12,937
Operating taxes and licenses	3,260	2,852
Claims and insurance	1,625	2,060
Depreciation and amortization	5,631	4,773
Purchased transportation	1,197	991
Losses (gains) on property disposals, net	(47)	60

Total operating expenses	105,477	90,957

Operating Income	14,945	8,241

Nonoperating (Income) Expenses:
Interest expense	6,238	9,597
Other	381	2,456

Nonoperating expenses, net	6,619	12,053

Income (Loss) From Continuing Operations Before Income Taxes	8,326	(3,812)
Income tax provision (benefit)	3,119	(1,327)

Net Income (Loss) from Continuing Operations	5,207	(2,485)
Loss from discontinued operations	—	(155)

Net Income	$5,207	$(2,640)

The accompanying notes are an integral part of these statements. Refer to Note 2 for the difference in accounting policies between the periods presented.

STATEMENTS OF CONSOLIDATED CASH FLOWS

Roadway Next Day Corporation and Subsidiary

A wholly owned subsidiary of Yellow Roadway Corporation

(Amounts in thousands)

(Unaudited)

	Six Months Ended June 30, 2004	Twenty-four Weeks Ended June 21, 2003
Operating Activities:
Net income (loss)	$5,207	$(2,485)
Noncash items included in net income (loss):
Depreciation and amortization	5,631	6,454
Losses (gains) on property disposals, net	(47)	60
Changes in assets and liabilities, net:
Accounts receivable	(7,897)	(1,311)
Accounts payable	(4,930)	64
Other working capital items	5,251	4,426
Claims and other	902	(175)
Other, net	382	—

Net cash from operating activities	4,499	7,033

Investing Activities:
Acquisition of property and equipment	(7,081)	(1,232)
Proceeds from disposal of property and equipment	512	248

Net cash used in investing activities	(6,569)	(984)

Financing Activities:
Advances to parent and affiliates, net	(14,264)	(7,300)

Net cash used in financing activities	(14,264)	(7,300)

Net Decrease In Cash and Cash Equivalents From Continuing Operations	(16,334)	(1,251)
Net Decrease In Cash and Cash Equivalents From Discontinued Operations	—	(38)
Cash and Cash Equivalents, Beginning of Period	25,328	12,992

Cash and Cash Equivalents, End of Period	$8,994	$11,703

The accompanying notes are an integral part of these statements. Refer to Note 2 for the difference in accounting policies between the periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Roadway Next Day Corporation and Subsidiary

A wholly owned subsidiary of Yellow Roadway Corporation

(unaudited)

1.	Description of Business

Roadway Next Day Corporation (also referred to as “Roadway Next Day,” “the Company,” “we” or “our”) is a non-operating holding company focused on business opportunities in regional and next-day lanes. Roadway Next Day Corporation owns 100 percent of New Penn Motor Express, Inc. (“New Penn”), which provides regional, next-day ground services through a network of facilities located in the Northeastern United States, Quebec, Canada and Puerto Rico.

In accordance with Rule 3-16 of Regulation S-X and due to Roadway Next Day and New Penn pledging their stock for debt purposes, we are presenting these consolidated financial statements of Roadway Next Day Corporation. We are not presenting the separate financial statements of New Penn because:

•	The separate financial statements of New Penn are substantially identical to those of Roadway Next Day Consolidated;

•	The separate financial statements of the parent Roadway Next Day, when excluding New Penn, are not material to an investor, and;

•	The Company would provide separate financial statements of New Penn should Roadway Next Day commence its own operations or acquire additional subsidiaries.

On December 11, 2003, Yellow Corporation completed the acquisition of Roadway Corporation. The combined company was renamed Yellow Roadway Corporation (“Yellow Roadway”). Roadway Corporation was merged with and into Roadway LLC, a newly formed limited liability company and a wholly owned subsidiary of Yellow Roadway. Consideration for the acquisition included $494 million in cash and 18.0 million shares of Yellow Roadway common stock for a total purchase price of approximately $1.1 billion. Roadway LLC principal segments include Roadway Express, Inc. and Roadway Next Day Corporation.

2.	Principles of Consolidation and Summary of Accounting Policies

The accompanying consolidated financial statements include the accounts of Roadway Next Day and its wholly owned subsidiaries. We have prepared the consolidated financial statements, without audit by independent public accountants, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). In management’s opinion, all normal recurring adjustments necessary for a fair statement of the financial position, results of operations and cash flows for the interim periods included herein have been made. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from these statements pursuant to SEC rules and regulations. Accordingly, the accompanying consolidated financial statements should be read in conjunction with our consolidated financial statements included as Exhibit 99.6 to the Yellow Roadway Corporation Annual Report on Form 10-K for the year ended December 31, 2003.

Prior to the acquisition of Roadway Corporation by Yellow Corporation on December 11, 2003, Roadway Corporation and all of its wholly owned subsidiaries, including Roadway Next Day, operated on thirteen four-week accounting periods with twelve weeks in each of the first three quarters and sixteen weeks in the fourth quarter. As part of the acquisition, Roadway Next Day adopted a calendar-quarter reporting basis as well as the significant accounting policies of Yellow Roadway Corporation. In addition, we utilized independent third party appraisers to revalue significant assets and liabilities to fair market value, therefore these financial statements are not comparable to prior periods. For accounting policies related to the Consolidated Balance Sheets as of June 30, 2004 and December 31, 2003, and for the Statements of Consolidated Operations for the three and six months ended June 30, 2004 and for the Statement of Consolidated Cash Flows for the six months ended June 30, 2004 and the related notes to financial statements, please refer to the Yellow Roadway Corporation Annual Report on Form 10-K for the

year ended December 31, 2003. For accounting policies related to the Statements of Consolidated Operations for the twelve and twenty-four weeks ended June 21, 2003 and the Statement of Consolidated Cash Flows for the twenty-four weeks ended June 21, 2003 and related notes to financial statements, please refer to our financial statements and related notes at December 11, 2003, filed as Exhibit 99.5 to the Yellow Roadway Corporation Annual Report on Form 10-K for the year ended December 31, 2003.

3.	Goodwill and Intangibles

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. The following table shows the amount of goodwill attributable to Roadway Next Day with balances and changes therein:

(in thousands)	December 31, 2003	Purchase Accounting Reclasses/ Other	June 30, 2004
Goodwill	$122,332	$(67,041)	$55,291

As the acquisition of Roadway Corporation by Yellow Corporation occurred in December 2003, the allocation of the purchase price included in the December 31, 2003 Consolidated Balance Sheets was preliminary and subject to refinement. During the six months ended June 30, 2004, an independent asset valuation was received and certain reallocations were made related to tangible and intangible assets. The purchase price allocation has been modified to reflect the results of this valuation. These changes did not have a material impact on our consolidated results of operations.

As of June 30, 2004, refinements to the purchase price allocation are substantially complete. There may be certain minor refinements during the third quarter of 2004. We do not expect these subsequent changes to have a material impact on our consolidated results of operations.

The components of amortizable intangible assets are as follows:

		June 30, 2004		December 31, 2003
(in thousands)	Weighted Average Life (years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer related	15	$46,200	$2,020	$62,900	$192
Technology based	3	1,000	142	1,000	17

Intangible assets		$47,200	$2,162	$63,900	$209

Total marketing related intangible assets with indefinite lives were $20.7 million at June 30, 2004 and $25.6 million at December 31, 2003. These intangible assets are not subject to amortization. The change between periods related to a reclassification arising from modifications to the purchase price allocation, as discussed above, and foreign currency translation adjustments.

4.	Employee Benefits

Components of Net Periodic Pension Cost

In December 2003, the Financial Accounting Standards Board revised Statement of Financial Accounting Standards (“SFAS”) No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits (“Statement No. 132R”). Statement No. 132R requires the disclosure of the components of the net periodic pension cost recognized during interim periods. The following table sets forth the components of our net periodic pension cost for the three and six months ended June 30, 2004 and the twelve and twenty-four weeks ended June 21, 2003:

(in thousands)	Three Months ended June 30, 2004	Twelve Weeks ended June 21, 2003	Six Months ended June 30, 2004	Twenty-four Weeks ended June 21, 2003
Service cost	$11	$10	$22	$21
Interest cost	29	27	58	55

Net periodic pension cost	$40	$37	$80	$76

5.	Rental Expenses

Roadway Next Day incurs rental expenses under noncancelable lease agreements for certain buildings and operating equipment. Rental expense is charged to “operating expenses and supplies” on the Statements of Consolidated Operations. The following table represents the actual rental expense, as reflected in operating income, incurred for the three and six months ended June 30, 2004 and the twelve and twenty-four weeks ended June 21, 2003:

(in thousands)	Three Months ended June 30, 2004	Twelve Weeks ended June 21, 2003	Six Months ended June 30, 2004	Twenty-four Weeks ended June 21, 2003
Rental expense	$103	$71	$174	$148

6.	Multi-Employer Pension Plans

Roadway Next Day contributes to various multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements (approximately 73 percent of total employees). The amounts of these contributions are determined by contract and established in the agreements. The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. We recognize as net pension cost the required contribution for the period and recognize as a liability any contributions due and unpaid.

Under current legislation regarding multi-employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan in an under-funded status would render us liable for a proportionate share of the multi-employer plans’ unfunded vested liabilities. This potential unfunded pension liability also applies to our unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which we cannot independently validate, we believe that our portion of the contingent liability in the case of a full withdrawal or termination would be material to our financial position and results of operations. Roadway Next Day has no current intention of taking any action that would subject it to obligations under the legislation.

Roadway Next Day has collective bargaining agreements with its unions that stipulate the amount of contributions each company must make to union-sponsored, multi-employer pension plans. The Internal Revenue Code and related regulations establish minimum funding requirements for these plans. Under recent legislation, qualified multi-employer plans are permitted to exclude certain recent investment losses from the minimum funding formula through 2005. If any of these plans fail to meet minimum funding requirements and the trustees of such a plan are unable to obtain a waiver of the requirements or certain changes in how the applicable plan calculates its funding level from the Internal Revenue Service (“IRS”) or reduce pension benefits to a level where the requirements are met, the IRS could impose an excise tax on all employers participating in these plans and contributions in excess of our contractually agreed upon rates could be required to correct the funding deficiency. If an excise tax were imposed on the participating employers and additional contributions required, it could have a material adverse impact on the financial results of Roadway Next Day.

7.	Related Party Transactions

On December 10, 2003, Roadway Next Day executed a $150 million ten-year Promissory Note to Roadway Corporation (subsequently renamed Roadway LLC), accruing interest at the rate of 8.25 percent. Interest is due and payable quarterly, and the principal is due at maturity. All amounts were outstanding at June 30, 2004 and at December 31, 2003.